Corporate Office 4 First American Way Santa Ana, California, 92707

December 9, 2011

Via EDGAR

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C. 20549

    Mail Stop 3561

Attention: Mr. Stephen Krikorian

Re:	CoreLogic, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 14, 2011
Form 8-K filed on May 5, 2011
Form 10-Q for the Quarterly Period ended September 30, 2011
Filed November 4, 2011
File No. 001-13585

Ladies and Gentlemen:

Thank you for your letter dated November 30, 2011, addressed to Frank D. Martell of CoreLogic, Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) to the above referenced filings of the Company.

Following up on our telephone conversation with Gabriel Eckstein on December 6, 2011, the Company will file its response to the Staff’s letter on or before January 9, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff in its review of our filings or in response to comments on our filings.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (714) 250-7662 or Corinna Cherian at (714) 250-6522.

Very truly yours,

/s/ Stergios Theologides
Stergios Theologides
Senior Vice President, General Counsel and Secretary

cc:	Corinna Cherian, Vice President, Associate General Counsel and Assistant Secretary Sharon Flanagan, Sidley Austin LLP

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